

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2013

Via E-mail
Ms. Dorothy M. Cipolla
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826

   RE: **Lightpath Technologies, Inc.**
      Form 10-K for Fiscal Year Ended June 30, 2012
      Filed September 6, 2012
      File No. 000-27548

Dear Ms. Cipolla:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Martin James

          Martin James
          Senior Assistant Chief Accountant